Filed pursuant to 424(b)(3)

SEC File No. 333-108355

CNL INCOME PROPERTIES, INC.

This Sticker Supplement is part of, and should be read in conjunction with, the prospectus dated April 18, 2005 and the Prospectus Supplement dated January 25, 2006. Capitalized terms used in this Sticker Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Income Properties” include CNL Income Properties, Inc. and its subsidiaries.

Information as to the number and types of properties for which we have entered into initial commitments to acquire, properties we have acquired and loans we have made is presented as of March 1, 2006, and all references to property acquisitions, commitments and loans should be read in that context. Properties for which we enter into initial commitments to acquire, as well as properties we acquire and loans we make after March 1, 2006, will be reported in a subsequent supplement.

RECENT DEVELOPMENTS

As of March 1, 2006, we own an interest in retail and commercial properties at seven resort villages, one merchandise mart, two waterpark resort properties, one sky lift attraction and have made two loans. We have also committed to acquire one ski attraction. All of the properties we have commitments to acquire or in which we own an interest are, or will be, leased on a long-term basis to either affiliated or third-party tenants and managed by third-party operators which we consider to be significant industry leaders.

On February 28, 2006, we made a $16.8 million loan to Plaza Partners, LLC, which was used to purchase the 399-room Orlando Grand Plaza Hotel & Suite for conversion to a condominium hotel. This is our second loan for a condominium conversion to the two principals of Plaza Partners, LLC. The first loan was a $3 million loan in September 2005 to another company controlled by the same principals. The property securing the $16.8 million loan is located in Orlando, Florida, on International Drive, within eight miles of Walt Disney World.

On March 1, 2006, the Wolf Partnership closed on the previously announced $63.0 million mortgage financing of two properties owned in a joint venture with Great Wolf Resorts, Inc. According to terms of the joint venture, we will receive approximately 70.0% of the loan proceeds, or approximately $44.0 million in cash. In October 2005, we entered into the Wolf Partnership to jointly own, operate, market and lease the waterpark resort and hotel properties known as “Great Wolf Lodge-Wisconsin Dells” in Wisconsin Dells, Wisconsin and “Great Wolf Lodge-Sandusky” in Sandusky, Ohio.

Our board of directors declared distributions of $0.0458 per share to stockholders of record at the close of business on January 1, February 1 and March 1, 2006, which will be paid by March 31, 2006.

THE OFFERING

We commenced active operations on June 23, 2004, when the minimum required offering proceeds were received and funds were released to us from escrow. As of February 28, 2006, we had received aggregate offering proceeds totaling $461.6 million (46,190,077 shares) from 15,589 investors in connection with this offering, including $3.6 million (375,225 shares) purchased through our reinvestment plan.

March 6, 2006	Prospectus dated April 18, 2005

BUSINESS

PROPERTY ACQUISITIONS

The following information updates the section entitled “Business – Property Acquisitions” beginning on page 67 of the prospectus:

GREAT WOLF RESORTS

Great Wolf Waterpark Resorts.

On March 1, 2006, the Wolf Partnership closed on the previously announced $63.0 million mortgage financing of two properties owned in a joint venture with Great Wolf Resorts, Inc. According to terms of the joint venture, we will receive approximately 70.0% of the loan proceeds, or approximately $44.0 million in cash. We anticipate using the loan proceeds to make additional acquisitions or loans and for working capital purposes. The loan to the Wolf Partnership carries a fixed-rate of 6.08% and is secured by the 309-suite Great Wolf Lodge-Wisconsin Dells and the 271-suite Great Wolf Lodge-Sandusky and a guaranty of nonrecourse obligations by the joint venture partners. The term of the loan is seven years. The loan is “interest only” for the first three years with principal and interest payments thereafter based on a 30-year amortization. The loan was originated by Citigroup through NSPL, Inc., a loan funding affiliate.

MORTGAGE LOANS AND OTHER LOANS

The following information should be added to the section entitled “Business – Mortgage Loans and Other Loans,” beginning on page 87 of the prospectus.

On February 28, 2006, we made a $16.8 million loan to Plaza Partners, LLC, which was used to purchase the 399-room Orlando Grand Plaza Hotel & Suite for conversion to a condominium hotel. This is our second loan for a condominium conversion to the two principals of Plaza Partners, LLC. The first loan was a $3 million loan in September 2005 to another company controlled by the same principals. The property securing the $16.8 million loan is located in Orlando, Florida, on International Drive, within eight miles of Walt Disney World. The loan earns interest at a rate of 15.0% per year and requires interest payments based on an annual percentage rate of 8.75% paid monthly with the remaining 6.25% becoming due and payable upon the loan’s maturity or earlier upon prepayment of the loan or the sale of the condominium hotel units. The term of the loan is 12 months and may be extended by the borrower for up to two additional six-month periods. The loan is collateralized by a first mortgage on the property. The principal amount of the loan plus the estimated hard cost to complete the planned renovations of the property as reduced by all hard costs are guaranteed by the principals of Plaza Partners, LLC and another entity in which they own interests. The loan may be prepaid at any time, but in no event will we receive less than a 15.0% return. The loan can be accelerated upon failure of the borrower to meet certain specified conversion thresholds or upon default by the principals under loans relating to two other similar projects of the principals, as well as upon the occurrence of other customary events.

We believe that many of the businesses within our targeted asset classes are experiencing growth opportunities which will require additional investment capital. In order to remain competitive, many businesses will seek to expand their capacity and/or engage in development which provides them with the potential to grow their earnings and market share. One example of an industry where mezzanine or other short-term financing is playing a key role is the hotel/condo conversion market. In recent months, these developers have increased their consideration of short-term financing to bridge the gap between debt and equity funding. This type of financing is similar to debt capital that gives the lender the rights to convert to an ownership or equity interest in the company if the loan is not paid back in time and in full. It is generally subordinated to debt provided by senior lenders such as banks and venture capital companies. As a mezzanine or short-term lender, we expect that we will generally receive a portion of our return during the duration of the loan, with the balance payable upon maturity.

BORROWING

The following information should be read in conjunction with the section entitled “Business – Borrowing,” beginning on page 89 of the prospectus.

On March 1, 2006, the Wolf Partnership closed on the previously announced $63.0 million mortgage financing of two properties owned in a joint venture with Great Wolf Resorts, Inc. According to terms of the joint venture, we will receive approximately 70.0% of the loan proceeds, or approximately $44.0 million in cash. We anticipate using the loan proceeds to make additional acquisitions or loans and for working capital purposes. The loan to the Wolf Partnership carries a fixed-rate of 6.08% and is secured by the 309-suite Great Wolf Lodge-Wisconsin Dells and the 271-suite Great Wolf Lodge-Sandusky and a guaranty of nonrecourse obligations by the joint venture partners. The term of the loan is seven years. The loan is “interest only” for the first three years with principal and interest payments thereafter based on a 30-year amortization. The loan was originated by Citigroup through NSPL, Inc., a loan funding affiliate.

3